Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

Nine Months Ended September 30, 2016
Earnings
Loss from continuing operations before provision for income taxes	$(1,563)
Income from equity investees	(38)
Distributed income from equity investees	35
Interest and amortization of deferred finance costs	730
Amortization of capitalized interest	5
Implicit rental interest expense	85

Total Earnings	$(746)

Fixed Charges
Interest and amortization of deferred finance costs	$730
Capitalized interest	6
Implicit rental interest expense	85

Total Fixed Charges	$821

Ratio of Earnings to Fixed Charges	*

*	For the nine months ended September 30, 2016, earnings were insufficient to cover fixed charges by approximately $1.6 billion.